SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

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                                 SCHEDULE 14f-1

                              INFORMATION STATEMENT

                        Pursuant to Section 14(f) of the
                         Securities Exchange Act of 1934
                            and Rule 14f-1 thereunder


                          North Shore Capital III, Inc.
                          -----------------------------
             (Exact name of registrant as specified in its charter)

        Colorado                   000-30333                 54-1964053
        --------                   ---------                 ----------
(State of Incorporation)    (Commission File Number)        (IRS Employer
                                                          Identification No.)

        3050 Airman's Way,  Ft. Pierce, Fl                      34946
       ------------------------------------                    -------
      (Address of principal executive office)                 (Zip Code)


      Registrant's telephone number, including area code:         (561) 519-0147
                                                                  --------------

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                          North Shore Capital III, Inc.
                                3050 Airman's Way
                              Ft. Pierce, FL 34946

                           -------------------------

               INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
          THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                           -------------------------


      The information contained herein is being furnished to holders of the common stock, no par value per share (the "Common Stock"), of North Shore Capital III, Inc., a Colorado corporation (the "Company"), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 under the Exchange Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of shareholders.

                                     Summary

      On March 1, 2002, the Company, a wholly owned subsidiary of the Company and Vertical Jet, Inc. ("Vertical") entered into an agreement and plan of merger (the "Agreement"), pursuant to which the Company's subsidiary would merge into Vertical. In addition pursuant to the Agreement, the Company's current director and executive officer will resign from such position and two nominees of Vertical will be appointed to the Company's Board of Directors, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act.

      On April 1, 2002 (the "Closing Date"), Gerard Werner, director of the Company, resigned his position effective ten days from the date the Company files with the Securities and Exchange Commission (the "SEC") and mails to shareholders of record, this Information Statement (the "Effective Date"). Two designees of Vertical, George Wight, Jr. and Robert Chalnick were appointed to the Company's Board of Directors, such appointments to become effective on the Effective Date in accordance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act.

      In addition to the foregoing, on the Closing Date, Gerard Werner resigned as the Company's President and Chief Executive Officer and George Wight, Jr. was appointed as the Company's President.

      No action is required by the shareholders of the Company in connection with the resignation and appointment of directors. However, Section 14(f) of the Exchange Act requires the mailing to the Company's shareholders of the information set forth in this Information Statement. The Company will notify its shareholders of the change in majority

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control of the Company's Board of Directors by filing a Current Report on Form
8-K with the SEC and by mailing this Information Statement to shareholders of record as of April 9, 2002.

      At April 9, 2002, the Company had 45,105,925 shares of Common Stock outstanding. The Common Stock is the only class of securities of the Company outstanding and entitled to vote. Each share of Common Stock is entitled to one non-cumulative vote. Shareholders of the Company will have the opportunity to vote with respect to the election of directors at the next annual meeting of the Company's shareholders.


                          Beneficial Security Ownership

      The following table sets forth information with respect to the beneficial ownership of the Company's Common Stock as of April 9, 2002, by (i) each person who is known by the Company to beneficially own 5% or more of the Company's outstanding Common Stock, (ii) the Company's executive officers, (iii) each director and director nominee, and (iv) all directors, director nominees and executive officers of the Company as a group. The Company is not aware of any beneficial owner of more than 5% of the outstanding Common Stock other than as set forth in the following table.


                                            Number of Shares      Percent of
                                              Beneficially           Class
  Name and Address of Beneficial Owner            Owned           Outstanding
 ----------------------------------------   ------------------   --------------

 Robert Chalnick                                  1,345,000           3%
 1021 N.W. 108 Avenue
 Plantation, FL  33322

 George Wight, Jr.                               18,830,000          41.7%
 326 W. Dundee Road
 Barrington Hills, IL  60010

 Wight Family Investment Trust                   16,140,000          35.8%
 Attn: Alex Eugenides
 1008 W. Fry Street
 Chicago, IL  60622

 All directors, director nominees,
 executive officers as a group (two              20,175,000          45%
 persons)

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                        Directors and Executive Officers

      Upon the Effective Date, the resignation of Gerard Werner will become effective and those directors noted below as nominees will take office.

      The following table sets forth each of the directors or nominees for director, such person's age and position with the Company.

               Name             Age              Position Held
      -----------------------  -------   -------------------------------

      George Wight, Jr.          36      President and Director nominee

      Robert Chalnick            59      Director nominee


      George Wight, Jr. has served as the Company's President since the Closing Date. He will be a director of the Company beginning on the Effective Date. In November 2001, Mr. Wight founded and became president of Vertical, which has become a wholly owned subsidiary of the Company as a result of the Merger. From January 2001 to November 2001, he served as president of LaKe Aerospace, a start up business in the aerospace industry. From 1999 to 2000, Mr. Wight was an equity manager of Wink Works, a technology company incubator. From 1999 to 2000, he was also a partner in Corporate Capital Strategies, a venture capital firm. Prior to that, Mr. Wight served as the president of Spot Light Entertainment Group, a company which specializes in redesigning movie theaters. From 1996 to 1997, he served as president of Boddy McKnight Corporation, a supply and materials corporation.

      Robert Chalnick will be a director of the Company beginning on the Effective Date. Since October 1996, he has served as president of Chalnick Consulting, Inc., a company engaged in financial consulting. From March 1999 to March 2000 he served as the executive vice president of finance for Net Command Tech, Inc., a company engaged in the software development business. He also served on Net Command's Board of Directors from June 1999 to March 2000. From May 1998 to February 1999, Mr. Chalnick served as executive vice president of Summus Technologies, Inc., a company which specialized in software development. Mr. Chalnick also served as executive vice president of KBS, Inc., a company engaged in electronics contracting from 1996 through 1997. From October 1989 to September 1996, he was a partner at the CPA firm of Millward & Co. He was a former partner at Touche Ross & Co.

      Directors are elected annually by the Company's shareholders at the Company's annual meeting and serve until their successors are duly elected and qualified or until their earlier death, resignation or removal. Executive officers are appointed annually by the Board of Directors and serve at the discretion of the Board of Directors.

Compliance with Section 16(a) of the Exchange Act

      Section 16(a) of the Exchange Act requires the Company's executive officers, directors and holders of more than 10% of the Company's Common Stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "Commission").

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Such persons are required to furnish the Company with copies of all Section
16(a) forms they file. Based solely on the review of documents provided to the Company, the Company's executive officers, directors and holders of more than 10% of the Company's Common Stock are in compliance with Section 16(a) of the Exchange Act.

                 Certain Relationships and Related Transactions

      The Company has not engaged in any related party transactions.

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                                   SIGNATURES

      In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          North Shore Capital III, Inc.



Dated:      April 15, 2002                By: /s/George Wight, Jr.
                                             -----------------------------------
                                                George Wight, Jr., President

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